CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report" dated effective December 31, 2019, (ii) the mineral reserve estimates for the Fekola project, (iii) mineral reserve estimates for the Cardinal deposit, (iv) mineral reserve estimates for the Masbate gold project (v) the mineral reserve stockpile and open pit estimates for the Otjikoto project, (vi) the mineral resource stockpile estimates for the Fekola project, (vii) the mineral resource estimates for the Masbate stockpile, (viii) the mineral resource stockpile estimates for the Otjikoto project, and (ix) the report titled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2021, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 and No. 333-239197) of B2Gold Corp.

/s/ Peter Montano
Peter Montano March 30, 2022